Exhibit 10.34

September 16, 2003

Jim H. Grady

Subject:  Employment Offer

Dear Jim,

I am pleased to offer you employment as Vice President, Worldwide Sales reporting directly to me.   This offer is contingent upon the approval of Ditech’s Board of Directors – Compensation Committee, the terms and conditions described below, and your agreement with individual Sales Targets and Quota to be developed within the first 30 days of your hire date.

Your compensation package consists of the following:

•                  Base salary of $16,250 per month, equivalent to $195,000 annualized.

•                  Subject to the terms of the Ditech Commission Plan, commissions of up to $100,000 at 100% attainment of quota, paid quarterly.  We will guarantee 100% of your commission, pro rata, for the remainder of the fiscal year ended April 30, 2004.  Thereafter, we will provide you a non-recoverable draw against commission at 80% of your annualized commission rate (approximately $6,666/mo) for the first 5 months of fiscal ‘05 through September 2004. From October 2004, we will not pay you a draw.     The draw will be netted against commissions earned.

Subject to the approval of the Company’s Board of Directors or its Compensation Committee, you will be granted stock options to purchase 250,000 shares of the Company’s Common Stock. The exercise price per share will be equal to the fair market value per share on the date the option is approved by Ditech’s Board of Directors.  The option will be subject to the terms and conditions applicable to options granted under Ditech’s  1998 Stock Plan, as described in that Plan and the applicable stock option agreement.  The options may be immediately exercisable and are Non-qualified options unless otherwise noted.  The purchased shares will be subject to repurchase by the Company at the exercise price or fair market value, whichever is lower in the event that your service terminates before you vest in the shares.  You will vest in 25% of the option shares after 12 months of continuous service and the balance will vest in monthly installments over the next 36 months of continuous service.

Executive cash compensation is reviewed at the beginning of our fiscal year on May 1st.

The company will employ you on an “at will” basis, described below.  However, if the company terminates your employment for any reason other than cause during your first year of service or if there is a change of control in the company and you are not offered an equivalent position, then the Company will continue to pay your base salary for six months from the notification of intent to separate or until your one year anniversary, whichever is shorter.  “Cause” means (i) gross negligence or willful misconduct in the performance of your duties; (ii) commission of any act of fraud; or (iii) conviction of a felony or a crime involving moral turpitude causing actual or potential harm to the business of the company.  This severance benefit will be in lieu of any other severance policy of general application to company employees.  After the first year, you will only be entitled to severance under any severance policy of general application, if any. The same salary continuation period will be credited as continuous service for purposes of the stock options described.  However, the maximum vesting continuation is capped at one year from start date and the minimum vesting continuation is up to one year from date of hire.  The applicability of this is described above, based on termination of employment for any reason other than cause (see definition of “cause” above), and applicable to your first year of service only.  This paragraph will not apply unless you (a) have executed a general release (in a form prescribed by the Company) of all known and unknown claims that you may then have against the Company or persons affiliated with the Company and (b) have agreed not to prosecute any legal action for other proceedings based on those claims.  This paragraph is subject to Board approval.   The normal exercise period for stock options pursuant to the plan is 90 days from date of termination.

Your benefit package with Ditech Communications Corporation will include Health insurance coverage (with partial premium due if for family coverage) beginning the first of the month after date of employment, Life and Long Term Disability insurance with option for additional coverage, Flexible Spending Program participation, Employee Stock Purchase Program (ESPP) and 401(k) participation.  Eligibility for 401(k) is effective after 90 days of employment.  Your eligibility for ESPP participation is subject to the terms of the plan.

Relocation:  As we are currently unfamiliar with the specific costs you anticipate a general statement is perhaps best.  Therefore we will provide you with an Allowance for Relocation in the amount of $65,000.00 to be utilized in the manner appropriate for your move.   Any tax implications will be your responsibility.  Additionally, if you choose to leave Ditech’s employment within the first year you will be required to repay the entire Allowance of Relocation.    If you are terminated by the Company for any reason other than Cause, as defined above, then you will not have to repay the Allowance of Relocation.

Your employment with Ditech Communications Corporation is at-will.  This means that either you or the company may terminate the employment relationship at any time, with or without cause, and with or without prior notice.  This at-will provision is only subject to change in a writing signed by the CEO of the company.  You will be asked to sign the statement of your acceptance and a confidentiality agreement when you report to work.

This offer letter constitutes the entire terms of the offer of employment with the company, and supersedes all prior negotiations and agreements, whether written or oral, relating to the subject matter of the offer.

By signing this letter, you and Ditech Communications Corporation, agree to submit to mandatory and exclusive binding arbitration any controversy or claim arising out of or relating to this matter, or any breach hereof or your employment relationship, provided, however, that the parties retain their right to and shall not be prohibited, limited or in any way restricted from, seeking or obtaining injunctive relief from a court having jurisdiction over the parties.  Such arbitration shall be conducted through the American Arbitration Association in the State of California, Santa Clara County, before a single arbitrator, in accordance with the National Rules for Resolution of Employment Disputes of the American Arbitration Association in effect at that time.  The arbitrator must decide all disputes in accordance with California Law and shall have power to decide all matters, including arbitrability.  The arbitrator shall allow limited, essential discovery to enable each of us to present our cases, but shall be mindful of our mutual desire to avoid the expense of broad discovery typically allowed in civil litigations.  The arbitrator shall issue a written decision that contains the essential findings and conclusions on which the decision is based.  You shall bear only those  costs of arbitration you would otherwise bear had you brought a claim covered by this Agreement in court.  Judgment upon the determination of award rendered by the arbitrator may be entered in any court having jurisdiction thereof.  We each understand and agree that we are waiving a trial by jury.

I look forward to working with you and having you as a part of our valuable and dynamic team!  Please indicate your acceptance by signing and returning this letter on or before September 26, 2003.  You may fax your acceptance to (650) 564-9593. We would like your employment, even part-time, to commence as soon as possible with full responsibilities based on opportunities in your geographic region. We anticipate your full time start to begin on or before October 6, 2003.

Sincerely,	Accepted by:

/s/ Timothy K. Montgomery	/s/ Jim H. Grady	September 25, 2003
Timothy K. Montgomery	Jim H. Grady	Date
President, CEO & Chairman of the Board